Exhibit 99.1

VOTING AGREEMENT

VOTING AGREEMENT, dated as of [            ], 2006 (this “Agreement”), between Roger C. Altman and Austin M. Beutner (each, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS, following the initial public offering (the “Offering”) of shares of Class A common stock, par value $.01 per share, of Evercore Partners Inc. (the “Company”), a Delaware corporation, (the “Class A Common Stock” and together with the shares of Class B common stock, par value $.01 per share, of the Company, the “Common Stock”), the Shareholders desire to vote the Common Stock over which they have voting power together with respect to all matters submitted to holders of Common Stock;

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

1) Agreement to Vote. Each Shareholder agrees that from and after the date of the Offering, at any meeting (whether annual or special, and at each adjourned or postponed meeting, however called) of, and whenever the holders of shares of Common Stock act by written consent with respect to any matters submitted to, holders of shares of Common Stock, each Shareholder shall consult and agree with the other Shareholder on each matter submitted to a vote of the holders of Common Stock and each Shareholder will vote or otherwise give such Shareholder’s consent with respect to, or cause to be voted at such meeting or provide consent with respect to, the Common Stock over which such Shareholder has voting power as of the relevant time together with the Common Stock over which the other Shareholder has voting power as of the relevant time in accordance with such Shareholders’ agreement.

2) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in any Shareholder any direct or indirect ownership or incidence of ownership of or with respect to any shares of Common Stock held by the other Shareholder.

3) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

4) Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the Shareholders.

5) Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter of this Agreement and (ii) is not intended to confer upon any person other than the parties hereto (and their respective successors and assigns) any rights or remedies.

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IN WITNESS WHEREOF, each of the Shareholders has signed this Agreement as of the date first written above.

Roger C. Altman

Austin M. Beutner